UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant	Zeo Energy Corp.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	5956 Sherry Lane, Suite 1400
City, State and Zip Code	Dallas, TX, 75225

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-K for the year ended December 31, 2024 within the prescribed time period without unreasonable effort or expense because additional time is needed to finalize the financial statements to be included in such report. The Registrant anticipates that it will file its Form 10-K within the fifteen-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV --OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Cannon Holbrook	(727)	375-9375
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following changes are anticipated to the Company’s results of operations for the year ended December 31, 2024 as compared to the corresponding period for the last fiscal year:

●	Cash decreased from approximately $8.0 million at December 31, 2023 to $5.6 million at December 31, 2024.

●	Accounts receivable increased from $2.9 million at December 31, 2023 to approximately $9.3 million at December 31, 2024.

●	Prepaid installation costs decreased from $4.9 million at December 31, 2023 to approximately $0.4 million at December 31, 2024.

●	Investments in related parties increased from $0 at December 31, 2023 to $3.0 million at December 31, 2024.

●	Intangible assets and goodwill increased from $27.7 million at December 31, 2023 to approximately $37.8 million at December 31, 2024.

●	Accounts payable decreased from approximately $4.6 million at December 31, 2023 to $2.7 million at December 31, 2024.

●	Accrued liabilities increased from approximately $4.6 million at December 31, 2023 to $8.6 million at December 31, 2024.

●	Contract liabilities decreased from approximately $5.2 million at December 31, 2023 to $0.2 million at December 31, 2024.

●	Warrant liabilities increased from $0 at December 31, 2023 to $1.4 million at December 31, 2024.

●	Long-term debt decreased from approximately $1.1 million at December 31, 2023 to $0.8 million at December 31, 2024.

●	Convertible preferred debt increased from $0 at December 31, 2023 to $18.6 million at December 31, 2024.

The amounts reported above are still under review by the Registrant’s independent registered public accounting firm and accounting staff and may differ once reported in the Form 10-K to be filed by the Registrant.

Zeo Energy Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2025	By:	/s/ Cannon Holbrook
Cannon Holbrook
Chief Financial Officer

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